# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ethos Technologies Inc., CIK 0001788451
CUSIP: 29765A101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001665743

## Reporting persons
- Accel Growth Fund IV L.P. ("AGF4"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,373,831; shared voting power 0; sole dispositive power 4,373,831; shared dispositive power 0; aggregate amount beneficially owned 4,373,831 (9.4% of the class)
  Comment: Note to Row 5: 4,373,831 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4. Accel Growth Fund IV Associates L.L.C. ("AGF4A"), the general partner of AGF4, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 4,373,831 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4. AGF4A, the general partner of AGF4, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 46,357,434 shares of Class A common stock, calculated as follows, (i) 41,983,603 shares of Class A common stock outstanding as of October 28, 2026, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission (the "Commission") on November 4, 2026 (the "Form 10-Q"), plus (ii) 4,373,831 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4.
- Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 24,879; shared voting power 0; sole dispositive power 24,879; shared dispositive power 0; aggregate amount beneficially owned 24,879 (0.1% of the class)
  Comment: Note to Row 5: 24,879 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4SP. AGF4A, the general partner of AGF4SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 24,879 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4SP. AGF4A, the general partner of AGF4SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 42,008,482 shares of Class A common stock, calculated as follows, (i) 41,983,603 shares of Class A common stock as of October 28, 2026, as set forth in the Form 10-Q, plus (ii) 24,879 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4SP.
- Accel Growth Fund IV Associates L.L.C. ("AGF4A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,398,710; shared voting power 0; sole dispositive power 4,398,710; shared dispositive power 0; aggregate amount beneficially owned 4,398,710 (9.5% of the class)
  Comment: Note to Row 5: 4,398,710 shares issuable upon conversion of Class B common stock, of which 4,373,831 are directly owned by AGF4 and 24,879 are directly owned by AGF4SP. AGF4A, the general partner of each of AGF4 and AGF4SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 4,398,710 shares issuable upon conversion of Class B common stock, of which 4,373,831 are directly owned by AGF4 and 24,879 are directly owned by AGF4SP. AGF4A, the general partner of each of AGF4 and AGF4SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 46,382,313 shares of Class A common stock, calculated as follows, (i) 41,983,603 shares of Class A common stock as of October 28, 2026, as set forth in the Form 10-Q, plus (ii) 4,373,831 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4, plus (iii) 24,879 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4SP.
- Accel Growth Fund Investors 2016 L.L.C. ("AI16"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 209,205; shared voting power 0; sole dispositive power 209,205; shared dispositive power 0; aggregate amount beneficially owned 209,205 (0.5% of the class)
  Comment: Note to Row 5: 209,205 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI16.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 209,205 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI16.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 42,192,808 shares of Class A common stock, calculated as follows, (i) 41,983,603 shares of Class A common stock as of October 28, 2026, as set forth in the Form 10-Q, plus (ii) 209,205 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AI16.

## Item 1. Issuer
Name of issuer: Ethos Technologies Inc.
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, CA 94105

## Item 2. Person Filing
Name of person filing:
This joint Schedule 13G is being filed by Accel Growth Fund IV L.P. ("AGF4"), Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"), Accel Growth Fund IV Associates L.L.C. ("AGF4A"), and Accel Growth Fund Investors 2016 L.L.C. ("AI16"). The foregoing entities are collectively referred to as the "Reporting Persons."

AGF4A, the general partner of each of AGF4 and AGF4SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by each of AGF4 and AGF4SP.
Address of principal business office or, if none, residence:
Accel

500 University Avenue

Palo Alto, CA 94301
Citizenship: AGF4 and AGF4SP are Delaware limited partnerships. AGF4A and AI16 are Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of AGF4 and AGF4SP, and the limited liability company agreements of AGF4A and AI16, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Accel Growth Fund IV L.P. ("AGF4"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2026)
- Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2026)
- Accel Growth Fund IV Associates L.L.C. ("AGF4A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2026)
- Accel Growth Fund Investors 2016 L.L.C. ("AI16"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2026)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.